Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong	Tel +852 3923 1188 Fax +852 3923 1100 Email lvenick@loeb.com

November 14, 2022

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form F-1 for DDC Enterprise Limited

Ladies and Gentlemen:

We act as the outside counsel of DDC Enterprise Limited, a Cayman Islands exempted company with limited liability incorporated under the Companies Law (the “Company”). The Company submitted a draft Registration Statement on Form F-1 (the “Registration Statement”) on October 3, 2022 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited interim financial information as of and for the period ended June 30, 2022, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

If you have any further questions, please contact me at +852.3923.1188 or at lvenick@loeb.com.

Sincerely,

Lawrence S. Venick

Partner, Loeb & Loeb LLP

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